December 1, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ChinaCast Education Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-163422 (the “Registration Statement”)

Ladies and Gentlemen:

On December 1, 2009, the Company filed the Registration Statement. Due to improper EDGAR tagging the Company hereby withdraws such filing.

Very truly yours,

ChinaCast Education Corporation

By:	/s/ Ron Chan Tze Ngon
	Name:	Ron Chan Tze Ngon
	Title:	Chairman of the Board of Directors and Chief Executive Officer